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                                                            EXHIBIT 1A(5)(b)(vi)


                       [LOGO OF SAGE LIFE APPEARS HERE]
                       --------------------------------
                     SAGE LIFE ASSURANCE OF AMERICA, INC.
                     Members of Sage Insurance Group, Inc.

                        WAIVER OF SURRENDER CHARGE RIDER



General
This Rider is made part of the Group Contract/Certificate to which it is attached. It provides an additional benefit in the event you receive Qualifying Extended Medical Care as defined and limited below.

Benefit
Subject to the terms and conditions stated below, we will waive any surrender charge incurred under the Certificate in the event you receive Qualifying Extended Medical Care.



Qualifying Extended Medical Care
To qualify for this waiver:

        1. You must first begin receiving Qualifying Extended Medical Care while this Rider is in force and on or after the first Certificate Anniversary. This Rider will continue in force upon a change in ownership of the Certificate if the new Owner is an individual (that is, a natural person). However, in order to be eligible for this additional benefit, the new Owner must first begin receiving Qualifying Extended Medical Care on or after the first anniversary of the effective date of change.

        2. You must receive such care for at least 45 days during any continuous sixty-day period.

        3. The request for a surrender or withdrawal, together with satisfactory proof of such Qualifying Extended Medical Care, must be received at our Customer Service Center.

        4. The request and proof must be received during the term of the care or within ninety days after the last day upon which you received such care.


Definitions
"Qualifying Extended Medical Care" means confinement in a Qualifying Hospital or Nursing Care Facility prescribed by a Physician.

"Qualifying Hospital or Nursing Care Facility" means a hospital or skilled or intermediate care nursing facility licensed and operated pursuant to the laws of the jurisdiction in which it is located. The facility must have medical treatment available on a daily basis; and daily medical records must be kept on each patient. Facilities, whose purpose is to provide accommodations, board or personal care services to individuals who do not need medical or nursing care, or are mainly places for rest, do not qualify.

"Physician" means a legally-qualified practitioner of the healing arts who is acting within the scope of his or her license; is not a resident of any Owner's or Insured's household; and is not a member of the immediate family of any Owner or Insured.

"Immediate family" means parents, grandparents, siblings, children, stepchildren, grandchildren, or their respective spouses.

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Claims
We must receive written proof, satisfactory to us, at our Customer Service Center while this Rider is in force. Such proof must evidence that you received or are receiving Qualifying Extended Medical Care.


Charge for this Rider
There is no charge for this Rider.


Termination
This Rider will terminate on the date of the first to occur of the following events:

        1. The Certificate is surrendered or the entire Surrender Value is applied under a Settlement Option, or the Certificate terminates without value.

        2. The interest in the Certificate is distributed due to the death of the Insured.

        3.  You request the termination of this Rider.


Terms
All of the terms used in this Rider have the same meanings as in the Group Contract and Certificate unless otherwise clearly indicated in this Rider.

                                      /s/

                                    Chairman

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